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SECURITIES AND EXCHANGE COMMISSION
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MAR 2 2010
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SECUR 10029095 SSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-47025

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/08 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prime Dealer Services Corp.

OFFICIAL USE ONLY
FIRM I.D. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 Avenue of Americas
(No. and Street)

New York,	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph R. D'Auria (212) 276-2584
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*

Two World Financial Center	New York.	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

x Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PRIME DEALER SERVICES CORP.
(SEC I.D. No. 8-47025)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Prime Dealer Services Corp.

We have audited the accompanying statement of financial condition of Prime Dealer Services Corp. (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Prime Dealer Services Corp. at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2010

PRIME DEALER SERVICES CORP.
STATEMENT OF FINANCIAL CONDITION
December 31, 2009
(In thousands of dollars, except share data)

ASSETS

Cash and cash equivalents	$ 195,431
Cash deposited with clearing organization	150
Securities borrowed	5,644,494
Securities received as collateral, at fair value	12,497,490
Receivables from affiliates	196
Other assets	31
Total assets	$ 18,337,792

LIABILITIES AND STOCKHOLDER'S EQUITY

Securities loaned	$ 5,644,494
Obligation to return securities received as collateral, at fair value	12,497,490
Payables to affiliates	95,357
Other liabilities	122
Total liabilities	18,237,463
Stockholder's equity:	
Common stock ($1 par value, 1,000 shares authorized, issued and outstanding)	1
Paid-in capital	24,999
Retained earnings	75,329
Total stockholder's equity	100,329
Total liabilities and stockholder's equity	$ 18,337,792

See Notes to the Statement of Financial Condition.

PRIME DEALER SERVICES CORP.
NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2009
(In thousands of dollars)

Note 1 - Introduction and Basis of Presentation

The Company

Prime Dealer Services Corp. (the "Company") is a wholly owned subsidiary of Morgan Stanley & Co. Incorporated (the "Parent"), which is a wholly owned subsidiary of Morgan Stanley (the "Ultimate Parent"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is primarily engaged in the borrowing and lending of securities.

Change in Fiscal Year-End

On December 19, 2008, the Board of Directors of the Company approved a change in the Company's fiscal year end from November 30 to December 31. This change to the calendar year reporting cycle began December 1, 2008. As a result of the change, the Company has a thirteen-month reporting period ending December 31, 2009 ("fiscal 2009"). This change was approved by the Financial Industry Regulatory Authority ("FINRA") on February 26, 2009.

Basis of Financial Information

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the U.S., which require the Company to make estimates and assumptions regarding the valuation of certain financial instruments, tax and other matters that affect the statement of financial condition and related disclosures. The Company believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

Related Party Transactions

At December 31, 2009, the Company had securities borrowed and securities received as collateral transactions of $5,644,494 and $12,497,490, respectively, all of which relates to collateral received from affiliates. Receivables from affiliates relate primarily to amounts due from the Parent. Payables to affiliates relate primarily to income taxes paid by the Ultimate Parent on behalf of the Company. Payables to affiliates also include $2,352 of accrued interest associated with amounts due to the Ultimate Parent.

Note 2 - Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments not held for resale with maturities, when purchased, of three months or less.

Cash Deposited With Clearing Organization

Cash deposited with clearing organization represents cash deposited with the Options Clearing Corporation.

Financial Instruments and Fair Value

Securities received as collateral and obligation to return securities received as collateral are measured at fair value. A description of the Company's polices regarding fair value measurement and its application follows.

Fair Value Measurement – Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions other market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1 -- Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.
- Level 2 -- Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
- Level 3 -- Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified

from Level 1 to Level 2 or Level 2 to Level 3. (See Note 3). In addition, a downturn in market conditions could lead to further declines in the valuation of many instruments.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Valuation Techniques

Certain cash and OTC contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that a party is willing to pay for an asset. Ask prices represent the lowest price that a party is willing to accept for an asset. For financial instruments whose inputs are based on bid-ask prices, the Company does not require that fair value estimate always be a predetermined point in the bid-ask range. The Company's policy is to allow for mid-market pricing and adjusting to the point within the bid-ask range that meets the Company's best estimate of fair value. For offsetting positions in the same financial instrument, the same price within the bid-ask spread is used to measure both the long and short positions.

Fair value for cash and OTC contracts is derived primarily using pricing models. Pricing models take into account the contract terms (including maturity) as well as multiple inputs including, where applicable, commodity prices, equity prices, interest rate yield curves, credit curves, correlation creditworthiness of the counterparty, option volatility and currency rates. Where appropriate, valuation adjustments are made to account for various factors such as liquidity risk (bid-ask adjustments), credit quality and model uncertainty. These adjustments are subject to judgment, are applied on a consistent basis and are based upon observable inputs where available. The Company generally subjects all valuations and models to a review process initially and on a periodic basis thereafter.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.

See Note 3 for a description of valuation techniques applied to securities received as collateral and obligation to return securities received as collateral measured at fair value.

Income Taxes

Income taxes are provided using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates.

Accounting Developments

Transfers of Financial Assets and Repurchase Financing Transactions. In February 2008, the Financial Accounting Standards Board ("FASB") issued implementation guidance for accounting for transfers of financial assets and repurchase financing transactions. Under this guidance, there is a presumption that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (i.e., a linked transaction) for purposes of evaluation. If certain criteria are

met, however, the initial transfer and repurchase financing shall not be evaluated as a linked transaction and shall be evaluated separately. The adoption of the guidance on December 1, 2008 did not have a material impact on the Company's statement of financial condition.

Subsequent Events. In May 2009, the FASB issued accounting guidance to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Company's adoption of this guidance did not have a material impact on the Company's statement of financial condition.

Fair Value Measurements. In October 2008, the FASB issued accounting guidance that clarifies the determination of fair value in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial instrument when the market for that financial asset is not active. The adoption of the guidance did not have a material impact on the Company's statement of financial condition.

In April 2009, the FASB issued guidance on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly. The guidance provides additional application guidance in determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms the objective of fair value measurement—to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. The adoption of the guidance did not have a material impact on the Company's statement of financial condition.

In August 2009, the FASB issued guidance about measuring liabilities at fair value. The adoption of the guidance on October 1, 2009 did not have a material impact on the Company's statement of financial condition.

Note 3 – Fair Value Disclosures

Fair Value Measurements

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Cash equivalents

Cash equivalents consist of cash and highly liquid investments not held for resale with maturities, when purchased, of three months or less and are categorized in Level 1 of the fair value hierarchy.

Securities received as collateral and obligation to return securities received as collateral

Securities received as collateral and obligation to return securities received as collateral are generally valued based on quoted market prices and are categorized in Level 1 of the fair value hierarchy. A portion of the securities received as collateral and obligation to return securities received as collateral are valued using pricing models or based on inputs that are unobservable and are categorized in Level 2 and Level 3 of the fair value hierarchy, respectively.

The following fair value hierarchy table presents information about the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

Assets and Liabilities Measured at Fair Value on a Recurring Basis as of December 31, 2009

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2009
Assets				
Cash equivalents	$ 195,431	$ -	$ -	$ 195,431
Securities received as collateral	11,694,637	779,743	23,110	12,497,490
Liabilities				
Obligation to return securities received as collateral	$ 11,694,637	$ 779,743	$ 23,110	$ 12,497,490

The following table presents additional information about assets and liabilities measured at fair value on a recurring basis and for which the Company has utilized Level 3 inputs to determine fair value:

Changes in Level 3 Assets and Liabilities Measured at Fair Value on a Recurring Basis for fiscal 2009

	Beginning Balance	Purchases, Sales, Other Settlements and Issuances, Net	Ending Balance
Assets			
Securities received as collateral	$ 14,528	$ 8,582	$ 23,110
Liabilities			
Obligation to return securities received as collateral	$ 14,528	$ 8,582	$ 23,110

The above changes in securities received as collateral and obligation to return securities received as collateral are a result of changes in the mix of collateral received or pledged during fiscal 2009.

Note 4 – Collateralized Transactions

Securities borrowed and securities loaned are carried at the amount of cash collateral advanced and received in connection with the transactions.

The Company enters into securities borrowed and securities loaned transactions to accommodate customers of the Parent. Under securities borrowed transactions, the Company receives collateral in the form of securities, which in many cases can be sold or repledged. The Company uses this collateral to enter into securities lending transactions. At December 31, 2009, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $18,141,984, all of which had been repledged.

The Company receives securities as collateral in connection with certain securities for securities transactions in which the Company is the lender. In instances where the Company is permitted to sell or repledge these securities, the Company reports the fair value of the collateral received and related obligation to return the collateral in the statement of financial condition. At December 31, 2009, $12,497,490 was reported as securities received as collateral in the statement of financial condition, all of which had been repledged.

The Company manages credit exposure arising from securities borrowed and securities loaned transactions by, in appropriate circumstances, entering into master netting agreements and collateral arrangements with counterparties that provide the Company, in the event of a customer default, the right to liquidate collateral and the right to offset counterparty's rights and obligations. The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral to ensure such transactions are adequately collateralized. Where deemed appropriate, the Company's agreements with third parties specify its rights to request additional collateral.

Note 5 – Contingencies

There are no pending legal actions, including arbitrations, class actions and other litigation, arising in connection with the Company's activities as a securities borrowing and securities lending financial services institution. Legal reserves are established in accordance with guidance for accounting for contingences issued by the FASB. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change. There are no legal reserves in the statement of financial condition as of December 31, 2009.

Note 6 - Risk Management

The Company's risk management policies and related procedures are integrated with those of the Ultimate Parent and its other consolidated subsidiaries. These policies and related procedures are administered on a coordinated global basis with consideration given to each subsidiary's, including the Company's, specific capital and regulatory requirements. For the discussion which follows, the term "Company" includes the Ultimate Parent and its subsidiaries.

Risk is an inherent part of the Company's business and activities. The Company has policies and procedures in place for measuring, monitoring and managing each of the various types of significant risks involved in the activities of its Institutional Securities business and support functions. The Company's ability to properly and effectively identify, assess, monitor and manage each of the various types of risk involved in its activities is critical to its soundness and profitability. The Company's portfolio of business activities helps reduce the impact that volatility in any particular area or related areas may have on its net revenues as a whole. The Company seeks to identify, assess, monitor and manage, in accordance with defined policies and procedures, the following principal risks involved in the Company's business activities: market, credit, capital and liquidity, operational and compliance and legal risk.

The cornerstone of the Company's risk management philosophy is the execution of risk-adjusted returns through prudent risk-taking that protects the Company's capital base and franchise. The Company's risk management philosophy is based on the following principles: comprehensiveness, independence, accountability, defined risk tolerance and transparency. Given the importance of

effective risk management to the Company's reputation, senior management requires thorough and frequent communication and appropriate escalation of risk matters.

Risk management at the Company requires independent Company-level oversight, accountability of the Company's business segments, constant communication, judgment, and knowledge of specialized products and markets. The Company's senior management takes an active role in the identification, assessment and management of various risks at both the Company and business segments level. In recognition of the increasingly varied and complex nature of the global financial services business, the Company's risk management philosophy, with its attendant policies, procedures and methodologies, is evolutionary in nature and subject to ongoing review and modification.

The nature of the Company's risks, coupled with this risk management philosophy, informs the Company's risk governance structure. The Company's risk governance structure includes the Board of Directors (the "Board"); the Audit Committee and the Risk Committee of the Board; the Firm Risk Committee ("FRC"); senior management oversight, including the Chief Executive Officer, the Chief Risk Officer, the Chief Financial Officer, the Chief Legal Officer and the Chief Compliance Officer; the Internal Audit Department; independent risk management functions (including the Market Risk Department, Credit Risk Management, the Corporate Treasury Department and the Operational Risk Department) and Company control groups (including the Human Resources Department, the Legal and Compliance Division, the Tax Department and the Financial Control Group), and various other risk control managers, committees and groups located within and across the Company's business segments.

The Board has oversight for the Company's enterprise risk management framework and is responsible for helping to ensure that the Company's risks are managed in a sound manner. Historically, the Board had authorized the Audit Committee, which is comprised solely of independent directors, to oversee risk management. Effective January 1, 2010, the Board established another standing committee, the Risk Committee, which is comprised solely of non-management directors, to assist the Board in the oversight of (i) the Company's risk governance structure, (ii) the Company's risk management and risk assessment guidelines and policies regarding market, credit and liquidity and funding risk, (iii) the Company's risk tolerance and (iv) the performance of the Chief Risk Officer. The Audit Committee continues to review the major operational, franchise, reputational, legal and compliance risk exposures of the Company and the steps management has taken to monitor and control such exposure. The Risk Committee, Audit Committee and Chief Risk Officer report to the full Board on a regular basis.

The Board has also authorized the FRC, a management committee appointed and chaired by the Chief Executive Officer that includes the most senior officers of the Company, including the Chief Risk Officer, Chief Legal Officer and Chief Financial Officer, to oversee the Company's global risk management structure. The FRC's responsibilities include oversight of the Company's risk management principles, procedures and limits, and the monitoring of capital levels and material market, credit, liquidity and funding, legal, operational, franchise and regulatory risk matters and other risks, as appropriate, and the steps management has taken to monitor and manage such risks. The FRC reports to the full Board, the Audit Committee and the Risk Committee through the Company's Chief Risk Officer.

The Chief Risk Officer, a member of the FRC who reports to the Chief Executive Officer, oversees compliance with Company risk limits; approves certain excessions of Company risk limits; reviews material market, credit and operational risks; and reviews results of risk management processes with the Board, the Audit Committee and the Risk Committee, as appropriate.

The Internal Audit Department provides independent risk and control assessment and reports to the Audit Committee and administratively to the Chief Legal Officer. The Internal Audit Department examines the Company's operational and control environment and conducts audits designed to cover all major risk categories.

The risk management functions and the Company control groups are independent of the Company's business units, assist senior management and the FRC in monitoring and controlling the Company's risk through a number of control processes. The Company is committed to employing qualified personnel with appropriate expertise in each of its various administrative and business areas to implement effectively the Company's risk management and monitoring systems and processes.

Each of the Company's business segments also has designated operations officers, committees and groups to manage and monitor specific risks and report to the business segment risk committee. The Company control groups work with business segment control groups (including the Operations Division and Information Technology Division) to review the risk monitoring and risk management policies and procedures relating to, among other things, the business segment's market, credit and operational risk profile, sales practices, reputation, legal enforceability, and operational and technological risks. Participation by the senior officers of the Company and business segment control groups helps ensure that risk policies and procedures, exceptions to risk limits, new products and business ventures, and transactions with risk elements undergo a thorough review.

In the normal course of business, the Company enters into transactions whereby various securities are borrowed from/loaned to counterparties in exchange for collateral. Credit risk occurs when the fair value of the underlying securities borrowed falls below the collateral pledged by the Company or when the fair value of the securities loaned rises above the collateral received by the Company.

The Company seeks to limit credit risk (as well as concentrations of credit risk) created in its business through the use of various control policies and procedures. The Company measures the fair value of the securities borrowed and loaned against the respective collateral amounts on a daily basis and requests additional collateral when deemed necessary.

Note 7 - Income Taxes

The Company is included in the consolidated federal income tax return filed by the Ultimate Parent. Federal income taxes have been provided on a separate entity basis. The Company is included in the combined state and local income tax returns with the Ultimate Parent and certain other subsidiaries of the Ultimate Parent. State and local income taxes have been provided on separate entity income at the effective tax rate of the Company's combined filing group.

In accordance with the terms of the Tax Allocation Agreement with the Ultimate Parent, all current and deferred taxes are offset with all other intercompany balances with the Ultimate Parent.

The Company is subject to the income and indirect tax laws of the U.S., its states and municipalities in which the Company has significant business operations. These tax laws are complex and subject to different interpretations by the taxpayer and the relevant governmental taxing authorities. The Company must make judgments and interpretations about the application of these inherently complex tax laws when determining the provision for income taxes and the expense for indirect taxes and must also make estimates about when in the future certain items affect taxable income in the various tax jurisdictions. Disputes over interpretations of the tax laws may be settled with the taxing authority upon examination or audit. The Company regularly assesses the likelihood of assessments in each of the taxing jurisdictions resulting from current and subsequent years' examinations, and tax reserves are established as appropriate.

Income Tax Examinations

The Company is under continuous examination by the Internal Revenue Service (the "IRS") and other tax authorities and states in which the Company has significant business operations. During 2010, the IRS is expected to conclude the field work portion of their examinations on issues covering tax years 1999-2005. The Company has established unrecognized tax benefits that the Company believes are adequate in relation to the potential for additional assessments. Once established, the Company adjusts unrecognized tax benefits only when more information is available or when an event occurs necessitating a change. The Company believes that the resolution of tax matters will not have a material effect on the Company's statement of financial condition.

It is reasonably possible that significant changes in the gross balance of unrecognized tax benefits may occur within the next twelve months. However at this time it is not possible to reasonably estimate the expected change to the total amount of unrecognized tax benefits and the impact on the effective tax rate over the next twelve months.

The following are the major tax jurisdictions in which the Company operates and the earliest tax year subject to examination:

Jurisdiction	Tax Year
United States	1999
New York State and City	2002

Note 8 - Regulatory Requirements

The Company is a registered broker-dealer and, accordingly, is subject to the net capital rules of the SEC and FINRA. Under these rules, the Company has elected to compute its net capital requirement in accordance with the "Alternative Net Capital Requirement," which specifies that net capital shall not be less than 2% of aggregate debit items arising from customer transactions or $250, whichever is greater. At December 31, 2009, the Company's net capital, as defined under such rules, was $96,173, which exceeded the minimum requirement by $95,923.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Note 9 - Subsequent Events

The Company has evaluated subsequent events from December 31, 2009 through February 26, 2010, the filing date of the statement of financial condition. The Company did not note any subsequent events requiring disclosure or adjustment to the statement of financial condition.

******

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 26, 2010

Prime Dealer Services Corp.
1221 Avenue of the Americas
New York, NY 10020

In planning and performing our audit of the financial statements of Prime Dealer Services Corp. (the "Company") as of and for the thirteen-month period ended December 31, 2009 (on which we issued our report dated February 26, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP